November 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	John Reynolds, Assistant Director Division of Corporation Finance

Re:	Smart Sand, Inc.
Registration Statement on Form S-1
File No. 333-213692

Dear Mr. Reynolds:

As the representatives of the several underwriters of the Smart Sand, Inc. (the “Company”) proposed public offering of up to 12,207,425 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington D.C. time, on November 3, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 25, 2016, through the date hereof:

Preliminary Prospectus dated October 25, 2016:

5,347 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN, SACHS & CO.

As Representatives of the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London
Name: Blake London
Title: Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Charles Park
Name: Charles Park
Title: Managing Director